Mail Stop 4561
									March 10, 2006

Mr. Angelo Napolitano
President and Chief Executive Officer
Miller Industries, Inc.
16295 N.W. 13th Avenue
Miami, FL 33169

      Re:	Miller Industries, Inc
		Form 10-KSB for Fiscal Year Ended April 30, 2005
		Filed September 19, 2005
		File No. 1-05926

Dear Mr. Napolitano:

      We have completed our review of your Form 10-KSB and do not, at this time, have any further comments.



							Sincerely,



Steven Jacobs
Accounting Branch Chief